# Sit Mutual Funds

BALANCED
DEVELOPING MARKETS GROWTH
DIVIDEND GROWTH

# Monthly Fund Performance

as of July 31, 2013

GLOBAL DIVIDEND GROWTH
INTERNATIONAL GROWTH
LARGE CAP GROWTH
MID CAP GROWTH
MINNESOTA TAX-FREE INCOME
QUALITY INCOME
SMALL CAP GROWTH
TAX-FREE INCOME
U.S. GOVERNMENT SECURITIES

# Performance as of July 31, 2013

## SIT EQUITY FUNDS

| | Ticker | Three Month[1] | Six Month[1] | Average Annual Returns One Year | Three Year | Five Year | Ten Year | 30-Day SEC Yield[2] | 12-Month Distribution Rate[2] |
|---|---|---|---|---|---|---|---|---|---|
| **Balanced** | **SIBAX** | **2.04%** | **6.16%** | **12.68%** | **10.52%** | **5.77%** | **6.37%** | | |
| S&P 500® Index[3] | | 6.10 | 13.73 | 25.00 | 17.74 | 8.26 | 7.64 | | |
| Barclays Aggregate Bond Index[4] | | -3.17 | -1.62 | -1.90 | 3.19 | 5.23 | 4.89 | | |
| **Dividend Growth Class I** | **SDVGX** | **4.03** | **11.22** | **22.43** | **16.84** | **8.73** | **—** | **1.57%** | **1.69%** |
| **Dividend Growth Class S** | **SDVSX** | **3.92** | **11.05** | **22.05** | **16.56** | **8.44** | **—** | **1.32** | **1.46** |
| S&P 500® Index[3] | | 6.10 | 13.73 | 25.00 | 17.74 | 8.26 | — | | |
| **Global Dividend Growth[5] Class I** | **GDGIX** | **1.95** | **7.62** | **19.25** | **12.60** | **—** | **—** | **1.50** | **1.70** |
| **Global Dividend Growth[5] Class S** | **GDGSX** | **1.96** | **7.50** | **18.98** | **12.32** | **—** | **—** | **1.26** | **1.46** |
| Composite Index[6] | | 3.27 | 9.84 | 24.49 | 14.10 | — | — | | |
| S&P 500® Index[3] | | 6.10 | 13.73 | 25.00 | 17.74 | — | — | | |
| MSCI EAFE Index[7] | | -0.92 | 4.11 | 23.48 | 8.61 | — | — | | |
| **Large Cap Growth** | **SNIGX** | **4.99** | **9.71** | **18.95** | **14.45** | **5.76** | **7.55** | | |
| Russell 1000® Growth Index[8] | | 5.24 | 12.89 | 21.64 | 18.00 | 9.01 | 7.69 | | |
| **Mid Cap Growth** | **NBNGX** | **8.08** | **9.46** | **24.90** | **15.73** | **6.53** | **9.21** | | |
| Russell Midcap® Growth Index[9] | | 7.68 | 14.76 | 30.69 | 19.28 | 9.76 | 10.22 | | |
| **International Growth[5]** | **SNGRX** | **0.32** | **4.01** | **20.32** | **8.58** | **-0.06** | **6.35** | | |
| MSCI EAFE Growth Index[10] | | -0.72 | 5.50 | 22.16 | 9.60 | 1.26 | 7.97 | | |
| **Small Cap Growth[11]** | **SSMGX** | **10.26** | **11.88** | **26.05** | **17.75** | **7.98** | **9.17** | | |
| Russell 2000® Growth Index[12] | | 12.32 | 18.52 | 35.39 | 20.32 | 9.98 | 9.62 | | |
| **Developing Markets Growth[5]** | **SDMGX** | **-6.04** | **-8.49** | **3.98** | **-0.37** | **-1.93** | **10.23** | | |
| MSCI Emerging Markets Index[13] | | -8.84 | -11.36 | -0.52 | -1.50 | -1.88 | 10.39 | | |

## SIT FIXED-INCOME FUNDS

| | Ticker | Three Month[1] | Six Month[1] | Average Annual Returns One Year | Three Year | Five Year | Ten Year | 30-Day SEC Yield[2] | Tax-Equivalent Yield | 12-Month Distribution Rate[2] |
|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities[14]** | **SNGVX** | **-1.61%** | **-1.25%** | **-1.14%** | **1.91%** | **3.66%** | **4.03%** | **1.56%** | | **1.17%** |
| Barclays Interm. Govt. Bond Index[15] | | -1.69 | -0.74 | -1.06 | 2.12 | 3.72 | 3.97 | | | |
| **Quality Income[14,16]** | **SQIFX** | **-0.32** | **0.22** | **—** | **—** | **—** | **—** | **1.19%** | | **—** |
| Barclays U.S. 1-3 Year Gov't/Credit Index[17] | | -0.06 | 0.24 | — | — | — | — | | | |
| **Tax-Free Income[18]** | **SNTIX** | **-7.34** | **-6.47** | **-3.76** | **3.64** | **4.03** | **3.34** | **4.54** | **8.02%[19]** | **4.00** |
| Barclays 5-Year Municipal Bond Index[20] | | -1.56 | -0.75 | 0.10 | 2.97 | 4.70 | 4.16 | | | |
| **Minnesota Tax-Free Income[18,21]** | **SMTFX** | **-5.32** | **-4.45** | **-2.37** | **3.94** | **5.07** | **4.29** | **4.18** | **8.19[22]** | **3.24** |
| Barclays 5-Year Municipal Bond Index[20] | | -1.56 | -0.75 | 0.10 | 2.97 | 4.70 | 4.16 | | | |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or

# Total Return by Calendar Year

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balanced** | **9.22%** | **7.51%** | **7.88%** | **10.52%** | **-26.88%** | **23.12%** | **10.51%** | **2.04%** | **9.95%** | **9.95%** |
| S&P 500® Index[3] | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 19.62 |
| Barclays Aggregate Bond Index[4] | 4.34 | 2.43 | 4.33 | 6.97 | 5.24 | 5.93 | 6.54 | 7.84 | 4.22 | -2.31 |
| **Dividend Growth Class I** | **10.91** | **9.41** | **18.29** | **12.89** | **-29.60** | **25.59** | **16.43** | **3.29** | **13.54** | **17.82** |
| **Dividend Growth Class S** | **—** | **—** | **11.25[23]** | **12.56** | **-29.77** | **25.25** | **16.19** | **2.98** | **13.23** | **17.66** |
| S&P 500® Index[3] | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 19.62 |
| **Global Dividend Growth[5] Class I** | **—** | **—** | **—** | **—** | **-5.25[24]** | **24.65** | **11.58** | **-2.58** | **13.61** | **13.23** |
| **Global Dividend Growth[5] Class S** | **—** | **—** | **—** | **—** | **-5.31[24]** | **24.40** | **11.32** | **-2.89** | **13.35** | **13.11** |
| Composite Index[6] | — | — | — | — | -21.11[24] | 28.67 | 12.21 | -3.78 | 16.64 | 15.57 |
| S&P 500® Index[3] | — | — | — | — | -21.94[24] | 26.47 | 15.06 | 2.11 | 16.00 | 19.62 |
| MSCI EAFE Index[7] | — | — | — | — | -19.95[24] | 31.78 | 7.75 | -12.14 | 17.32 | 9.60 |
| **Large Cap Growth** | **12.79** | **9.59** | **9.54** | **14.14** | **-34.10** | **28.14** | **10.79** | **-0.53** | **13.96** | **15.17** |
| Russell 1000® Growth Index[8] | 6.30 | 5.27 | 9.08 | 11.81 | -38.44 | 37.21 | 16.71 | 2.64 | 15.26 | 17.73 |
| **Mid Cap Growth** | **17.02** | **15.27** | **9.56** | **18.87** | **-45.34** | **35.59** | **27.10** | **-6.53** | **18.36** | **16.13** |
| Russell Midcap® Growth Index[9] | 15.48 | 12.10 | 10.65 | 11.44 | -44.32 | 46.29 | 26.38 | -1.65 | 15.81 | 21.84 |
| **International Growth[5]** | **12.97** | **14.67** | **18.19** | **16.08** | **-44.99** | **27.65** | **9.51** | **-10.80** | **18.79** | **7.40** |
| MSCI EAFE Growth Index[10] | 16.12 | 13.28 | 22.33 | 16.45 | -42.70 | 29.36 | 12.25 | -12.11 | 16.86 | 10.43 |
| **Small Cap Growth[11]** | **6.79** | **18.52** | **7.99** | **20.43** | **-42.96** | **33.06** | **27.28** | **-0.23** | **14.40** | **18.78** |
| Russell 2000® Growth Index[12] | 14.31 | 4.15 | 13.34 | 7.05 | -38.54 | 34.47 | 29.09 | -2.91 | 14.59 | 26.32 |
| **Developing Markets Growth[5]** | **16.54** | **33.77** | **31.59** | **40.72** | **-55.26** | **73.97** | **14.53** | **-18.48** | **11.08** | **-6.71** |
| MSCI Emerging Markets Index[13] | 22.45 | 30.31 | 29.18 | 36.48 | -54.48 | 74.50 | 16.36 | -20.41 | 15.15 | -10.20 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | YTD 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities[14]** | **3.35%** | **2.49%** | **4.13%** | **6.92%** | **5.13%** | **7.78%** | **4.91%** | **2.72%** | **2.67%** | **-1.65%** |
| Barclays Interm. Govt. Bond Index[15] | 2.33 | 1.68 | 3.84 | 8.47 | 10.43 | -0.32 | 4.98 | 6.08 | 1.73 | -1.12 |
| **Quality Income[14,16]** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **0.31** |
| Barclays U.S. 1-3 Year Gov't/Credit Index[17] | — | — | — | — | — | — | — | — | — | 0.28 |
| **Tax-Free Income[18]** | **3.96** | **3.30** | **3.54** | **0.26** | **-15.77** | **22.42** | **2.49** | **10.73** | **9.93** | **-5.68** |
| Barclays 5-Year Municipal Bond Index[20] | 2.72 | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | -0.28 |
| **Minnesota Tax-Free Income[18,21]** | **3.68** | **4.44** | **4.92** | **1.04** | **-10.75** | **22.04** | **3.18** | **10.64** | **7.24** | **-3.90** |
| Barclays 5-Year Municipal Bond Index[20] | 2.72 | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | -0.28 |

exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

End notes & disclosures appear on back page.

(1) 3-month and 6-month returns are not annualized.

(2) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The Composite Index is comprised of 60% S&P 500® Index and 40% MSCI EAFE Index.

(7) The MSCI EAFE Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. & Canada. The MSCI EAFE Growth Index measures the growth oriented developed market stocks within Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(8) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index.

(9) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index.

(10) The MSCI EAFE Growth Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(11) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(12) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000 Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index.

(13) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(14) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(15) The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(16) The Quality Income Fund's inception date is 12/31/12. The 1-year return will begin to be reported on 12/31/13.

(17) The Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(18) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(19) Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4%.

(20) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(21) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

(22) Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 9.85%, for an effective combined tax rate of 48.98%.

(23) Due to the Fund's inception date of 3/31/06, the 2006 calendar year returns for the Sit Dividend Growth Fund Class S reflects nine months of performance.

(24) Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns for the Sit Global Dividend Growth Fund and its benchmarks reflect performance since 9/30/08.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Sit Investment Associates

Sit Mutual Funds